Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES PRODUCTION AT THE SAN JOSÉ MINE
 FOR THE THIRD QUARTER 2010

TORONTO, ONTARIO – October 20, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) announces the San José mine production results for the third quarter of 2010.  During the second quarter, the San José mine produced 1,408,501 ounces of silver and 22,025 ounces of gold, of which 49% is attributable to Minera Andes.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS)*
Production	Q3 2010	Q2 2010	Q3 2009
Ore production (tonnes)	112,681	116,259	122,342
Average head grade silver (g/t)	423	368	407
Average head grade gold (g/t)	6.42	5.81	6.65
Silver produced (ounces)	1,408,501	1,220,794	1,402,000
Gold produced (ounces)	22,025	19,707	22,470
Silver equivalent production (ounces)	2,729,995	2,403,214	2,750,527
Net silver sold (ounces)	1,219,675	1,294,677	1,535,973
Net gold sold (ounces)	19,932	22,168	24,679
*49% of the San José mine production is attributable to Minera Andes Inc.

Compared to the second quarter of 2010, the 2010 third quarter silver production was 15% higher and gold production was 12% higher.  The increase in silver and gold production was primarily the result of the expected improvement in grade profile compared to the second quarter: the silver head grade increased 15% and the gold head grade increase 11%.  The improved silver grades are related to ongoing development of the Kospi vein.  Mill throughput in the third quarter of 2010 was 3% lower than the previous quarter.  Compared to the third quarter of 2009, the third quarter 2010 silver production was approximately the same and gold production decreased 2%.

Third quarter production cost information will be provided with the third quarter financial results.

Sales of silver and gold were 6% and 10% lower, respectively, in third quarter of 2010 compared to the second quarter as a result of an increase in products inventory.  Compared to the same quarter last year, sales of silver in the third quarter of 2010 were 21% lower and gold sales were 19% lower due to a decrease in products inventory in the third quarter of 2009.

The Corporation recently announced the discovery of nine new veins and vein extensions at San José.  To date the total strike length of the new veins and extensions is over five kilometers, which compares to a total strike length of about 17 kilometers for the previously known veins.  The new veins are ideally located between the Kospi and the Frea veins, and the new veins can be accessed from workings on those veins.  The Corporation is preparing an estimate of the resources for the new veins, and the results will be

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released before the end of October.  Meanwhile, exploration around the existing mine and elsewhere on the joint venture property is continuing.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources’ Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean’s Cerro Negro project in Santa Cruz Province. The Corporation had $8 million USD in cash as at June 30th 2010 with no bank debt.  Rob McEwen, Chairman and CEO, owns 33% of the company.

About Minera Santa Cruz Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky Manager, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (“MSC”). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

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Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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